Exhibit (a)(5)(N)

INVOX PHARMA COMPLETES ACQUISITION OF F-STAR THERAPEUTICS, INC.

London, March 9, 2023 – invoX Pharma Limited (“invoX”), a U.K.-based wholly-owned subsidiary of Sino Biopharmaceutical Limited (“Sino Biopharm”) (HKEX 1177 HK) with an advancing pipeline of innovative products, today announces that it has successfully completed the acquisition of F-star Therapeutics, Inc. (“F-star”) (NASDAQ:FSTX), a clinical-stage biopharmaceutical company pioneering bispecific antibodies in immunotherapy, for an aggregate cash consideration of approximately $161 million (or $7.12 per share).

F-star is currently executing Phase 2 trials in Europe and the U.S. in patients with PD-1 acquired resistant head and neck cancer, and in checkpoint inhibitor-naïve patients with non-small cell lung cancer (NSCLC) and diffuse large B-cell lymphoma (DLBCL). The Company also has further earlier clinical studies underway with patients in both geographies.

All required regulatory approvals for closing of the transaction have been obtained, including clearance from the regulatory agency in charge of enforcing the U.K.’s National Security and Investment Act and the Committee on Foreign Investment in the United States (“CFIUS”).

Ben Toogood, Chief Executive Officer of invoX, commented:

“The closing of the transaction today significantly strengthens invoX’s pharmaceutical business, accelerating the build of a pipeline with a core focus on oncology and respiratory therapeutics. Most importantly, it provides the capital to ensure patients enrolled in F-star’s clinical studies will continue to have access to potentially life-saving therapies.

‘We are pleased to have reached agreement with regulators in the U.S. following substantial and thorough discussion. This clearance is a clear signal that governments recognize the importance of collaboration among trusted parties to advance patient-centered innovations in biotechnology.

‘We believe this will lay a solid foundation and understanding for our steps into the future and leaves us well positioned to continue to grow worldwide through further investment opportunities. We are also excited to welcome F-star employees and look forward to working with them as we invest in the company to progress and grow its clinical pipeline to realize the full potential of the platform.”

Additional information

invoX today announced the completion of the cash tender offer by its direct wholly owned subsidiary Fennec Acquisition Incorporated (“Purchaser”) to purchase all of the issued and outstanding shares (each a “Share” and collectively, “Shares”) of common stock of F-star for a price of $7.12 per Share net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law. The tender offer expired at 5:00 p.m., Eastern Time, on March 8, 2023.

After expiration of the tender offer on March 8, 2023, invoX completed the acquisition of F-star through a merger under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Each Share issued and outstanding immediately prior to the effective time of the merger (other than Shares (i) held in the treasury of F-star or owned by invoX, Purchaser or F-star, or any direct or indirect wholly owned subsidiary thereof, immediately prior to the effective time of the merger or (ii) held by a holder who is entitled to demand and has properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive $7.12 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law. As a consequence of the merger, the Shares are no longer listed on NASDAQ and will no longer be registered under the Exchange Act.

Advisors

Morgan Stanley & Co. LLC acted as financial advisor to F-star. Shearman & Sterling LLP and Milbank LLP served as legal counsel to invoX and Sino Biopharm, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and Mills & Reeve LLP, UK served as legal counsel to F-star.

Enquiries:

FTI Consulting (PR adviser to invoX Pharma)	Tel: +44 (0)20 3727 1000
Julia Bradshaw, Rob Winder, Sam Purewal	E-mail: invoxpharma@fticonsulting.com

LifeSci Advisors, LLC (Investor Relations for F-star Therapeutics)	Tel: +1 917-355-2395
John Fraunces, Managing Director	E-mail: jfraunces@lifesciadvisors.com

About invoX

invoX Pharma was incorporated in March 2021 and is a wholly owned subsidiary of Sino Biopharm, a global top 40 pharmaceutical company with more than 24,000 employees. UK-based invoX is a fully integrated biopharmaceutical company focusing on R&D and business development activities outside of China, with a core focus on oncology and respiratory therapeutics. invoX’s main goal is to become a fully integrated biopharmaceutical company with a pipeline of innovative products addressing unmet healthcare needs, worldwide. At its core, the Company aspires to improve patients’ lives by creating access to innovative medicine.

For further information about invoX Pharma, please visit: https://invoxpharma.com/.

About Sino Biopharm

Sino Biopharm is a leading Chinese pharmaceutical company continuing to invest in Oncology, Hepatology, Respiratory and Surgery, exploring innovative therapies to improve the lives of patients. The company has strong manufacturing capabilities and broad patient access across China. Sino Biopharm is committed to bringing innovation to address unmet healthcare needs globally.

For further information about Sino Biopharm, please visit: http://www.sinobiopharm.com/.

About F-star

F-star is a clinical-stage biopharmaceutical company pioneering bispecifics in immunotherapy so more people with cancer can live longer and have improved lives. F-star is committed to working towards a future free from cancer and other serious diseases, through the use of tetravalent (2+2) bispecific antibodies to create a paradigm shift in treatments. F-star has four second-generation immuno-oncology therapeutics in the clinic, each directed against some of the most promising immuno-oncology targets in drug development, including LAG-3 and CD137. F-star’s antibody discovery platform is protected by an extensive intellectual property estate. F-star has over 500 granted patents and pending patent applications relating to its platform technology and product pipeline. F-star has attracted multiple partnerships with biopharma targeting significant unmet needs across several disease areas, including oncology, immunology, and CNS.

For further information about F-star please visit: http://www.f-star.com/.

Additional Information and Where to Find It

This press release is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of F-star or any other securities. On July 7, 2022, invoX, Sino Biopharm and its direct subsidiary Fennec Acquisition Incorporated filed with the SEC a tender offer statement on Schedule TO, including an Offer to Purchase, a Letter of Transmittal and other related documents, and on July 7, 2022, F-star filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which is Innisfree M&A Incorporated. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by F-star under the “SEC Filings” section of F-star’s website at https://investors.f-star.com/.